P.E. 1/31/02

FORM 6-K 1109141


02013465

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JANUARY, 2002

OROMIN EXPLORATIONS LTD. (File #: 0-30614)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

1. News Release dated January 24, 2002
2. Interim Financial Statements for the Period Ended November 30, 2001

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.
(Registrant)

Date: February 4, 2002

By: ______
James G. Stewart

Its: Corporate Secretary
(Title)

OROMIN EXPLORATIONS LTD.
Suite 2000 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9
Phone: (604) 331-8772 Fax: (604) 331-8773

January 24, 2002

Trading Symbol: CDNX-OME
Web Site: www.oromin.com

NEWS RELEASE

OROMIN'S SANTA ROSA DOME PROPERTY - SEISMIC PROGRAM

Oromin Explorations Ltd. ("**Oromin**") is pleased to report on the recently completed seismic survey on its Santa Rosa Property located in the Mendoza Province of Argentina. Preliminary interpretations show that the combination of the potential Triassic reservoirs with those in the expanded Tertiary areas of the target area could significantly increase the potential recoverable reserves above the original estimate of 197 million barrels of oil.

During the last week of October 2001, **Oromin's** geophysical contractor, Union Geofisica Argentina, conducted a vibrator seismic survey over the Santa Rosa Property. The seismic survey consisted of 25.75 kilometres of vibrator stations spaced at 25 metre intervals and yielded subsurface data spread over approximately 34 kilometre along four seismic line segments.

The new seismic survey was designed to extend detailed seismic coverage directly over the centre of the target area – a large, untested dome-shaped structure located on the property. Previous seismic surveying had broadly defined a large dome-shaped structure by four flanking and surrounding seismic lines on a 17.5 kilometre by 25 kilometre regional rectangular field grid. The earlier seismic data was supplied to **Oromin** by Argentina's Secretariat of Energy. It was acquired utilizing explosive shotpoints and as received on paper copies had a resolution of approximately 35 metres to 50 metres.

The new seismic data arrived in mid-November for processing in Calgary, Alberta by GEO-X Systems Ltd. which had prior experience with the earlier seismic data that had been acquired over the property. The results of GEO-X's processing work were received by **Oromin** during the first week in January 2002. They have a resolution of 12 metres and under optimal conditions could detect seismic events from units thinner than 6 metres.

Oromin director and oil and gas consultant Dr. Norman Haimila had previously estimated that, using conservative parameters (based on the existing oil and gas fields in the Cuyana basin), the potential original recoverable reserves for the Santa Rosa dome structure, based on the earlier seismic survey data, is 197 million barrels of oil (see **Oromin's** October 29 and September 10, 2001 press releases and web-site). Dr. Haimila reviewed the new seismic data during January and his preliminary interpretations have refined the shape and possibly increased the size of the prospect.

Dr. Haimila has concluded that, at the level of the potential Triassic reservoirs, the size of the structure appears to be in line with the values used to establish the original potential recoverable reserve estimate of 197 million barrels of oil. However, at the level of the potential Tertiary reservoir (Conglomerate Violaceo), the structure appears to be larger than previously estimated extending farther to the northeast, east and southwest because of divergence in bedding. The combination of the potential reservoirs in the Triassic with those in the expanded Tertiary areas could significantly increase the potential recoverable reserves well above the original estimate of 197 million barrels of oil. These interpretations will be refined when reprocessed older data can be incorporated into the interpretations.

The interpretation of the new seismic data with its greater resolution will allow for the delineation of a number of potential drill sites on the Santa Rosa Dome Prospect that will be the subject of follow-up exploration.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

Chet Idziszek
President

NO STOCK EXCHANGE HAS APPROVED OF DISAPPROVED THE INFORMATION CONTAINED HEREIN.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

British Columbia Securities Commission

BCSC

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

Meeting the Form Requirements

BC Form 51-901 consists of three parts: Instructions to Schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of certificate should be amended so as to refer to one or more of the three schedules required to complete the report.

ISSUER DETAILS NAME OF ISSUER **OROMIN EXPLORATIONS LTD.**			FOR QUARTER ENDED **November 30, 2001**	DATE OF REPORT Y / M / D **2001/01/24**
ISSUER ADDRESS #2000 – 1055 West Hastings Street				
CITY Vancouver,	PROVINCE B.C.	POSTAL CODE V6E 2E9	ISSUER FAX No. (604) 331-8773	ISSUER PHONE No. (604) 331-8772
CONTACT PERSON James G. Stewart		CONTACT'S POSITION Secretary		CONTACT PHONE No. (604) 331-8772
CONTACT EMAIL ADDRESS Jstewart@mine-tech.com		WEB SITE ADDRESS www.oromin.com		

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y / M / D
[signature]	Chet Idziszek	2001/01/24
[signature]	James G. Stewart	2001/01/24

FIN 51-901F Rev 2001/3/20

OROMIN EXPLORATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended November 30, 2001

(Unaudited – Prepared by Management)

Oromin Explorations Ltd.
(An exploration stage company)
Consolidated Balance Sheets as at
(Unaudited – Prepared by Management)

	November 30, 2001	February 28, 2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,659,788	$ 3,221,360
Accounts receivable	10,703	4,143
Marketable securities	3,000	-
Prepaid expenses	38,436	38,436
	2,711,927	3,263,939
Resource properties	1,452,407	491,449
Fixed assets	2,991	3,676
	$ 4,167,325	$ 3,759,064
LIABILITIES & SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 337,497	$ 239,470
Due to Fresco Developments Ltd.	-	306,320
Related party loan	2,200,520	2,144,240
	2,538,017	2,690,030
Shareholders' Equity:		
Capital stock	9,904,357	9,262,077
Deficit accumulated during exploration stage	(8,275,049)	(8,193,043)
	1,629,308	1,069,034
	$ 4,167,325	$ 3,759,064

Approved by the Board

_______________ Director

_______________ Director

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

(Unaudited – Prepared by Management)

	Three Months Ended November 30, 2001	Three Months Ended November 30, 2000	Nine Months Ended November 30, 2001	Nine Months Ended November 30, 2000
Expenses:				
Accounting and audit	$ 4,746	$ 300	$ 36,413	$ 4,150
Bank charges and interest	44	839	224	992
Consulting	-	18,000	-	22,000
Depreciation	228	104	685	929
Filing fees	400	2,142	5,022	12,677
Legal	12,911	6,296	43,817	44,998
Office and rent	6,191	12,211	31,365	30,360
Shareholder information	25	1,180	5,418	5,731
Transfer agent's fees	755	1,228	5,932	4,893
Travel and public relations	5,825	1,137	24,064	6,023
Wages	336	9,158	18,440	18,491
	31,461	52,595	171,380	151,244
Other:				
Interest income	22,428	1,927	73,664	15,055
Exchange gain	6,793	23,951	16,031	23,951
Gain on sale of mineral claims	-	-	2,999	-
Write off of resource property	-	-	(3,320)	-
	29,221	25,878	89,374	39,006
Loss for the period	(2,240)	(26,717)	(82,006)	(112,238)
Deficit accumulated during the exploration stage, beginning of period	(8,272,809)	(8,129,241)	(8,193,043)	(8,043,720)
Deficit accumulated during the exploration stage, end of period	$ (8,275,049)	$ (8,155,958)	$ (8,275,049)	$ (8,155,958)
Net loss per share	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.02)

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

	Three Months Ended November 30, 2001	Three Months Ended November 30, 2000	Nine Months Ended November 30, 2001	Nine Months Ended November 30, 2000
Cash flows from operating activities:				
Net loss	$ (2,240)	$ (26,717)	$ (82,006)	$ (112,238)
Items not involving cash				
Depreciation	228	104	685	929
Foreign exchange	33,740	-	58,200	-
Gain on sale mineral claims	-	-	(2,999)	-
Write off of resource property	-	-	3,320	-
	31,728	(26,613)	(22,800)	(111,309)
Change in non-cash operating working capital:				
Accounts receivable	(1,817)	1,883	(6,560)	(6,062)
Prepaid expenses	-	-	-	(36,000)
Accounts payable and accrued liabilities	(10,763)	(27,174)	(10,464)	(26,941)
	19,148	(51,904)	(39,824)	(180,312)
Cash flows from investing activity:				
Expenditures on resource properties	(197,400)	(83,732)	(556,588)	(229,811)
Cash flows from financing activities:				
Due to Fresco Developments Ltd.	-	-	(308,240)	-
Issuance of capital stock for cash	-	432,004	343,080	732,004
	-	432,004	34,840	732,004
Increase (decrease) in cash and term deposits during the period	(178,252)	296,368	(561,572)	321,881
Cash and cash equivalents at beginning of period	2,838,040	530,810	3,221,360	505,297
Cash and cash equivalents at end of period	$ 2,659,788	$ 827,178	$ 2,659,788	$ 827,178

Supplemental Cash Flow Information (note 7)

1. Interim Unaudited Consolidated Financial Statements

These interim consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the financial statements for the year ended February 28, 2001.

2. Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the company, except as described below.

Earnings Per Share

The Company has adopted the new accounting standard for the calculation of earnings per share whereby new rules are applied in the calculation of fully diluted earnings per share. The new standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements.

Marketable Securities

Investments in marketable securities are valued at the lower of cost and quoted market value on an individual investment basis.

3. Resource Properties

	Argentina	Oklahoma	Voisey's Bay, Labrador	Total
Balance, February 28, 2001	$ 433,033	$ 58,415	$ 1	$ 491,449
Exploration expenditures				
Assays	9,118	-	-	9,118
Consulting	105,358	-	-	105,358
Geophysics	292,529	-	-	292,529
Interest and loan costs	424,785	-	-	424,785
Legal	173,513	-	-	173,513
Reports and mapping	13,644	-	-	13,644
Travel	427	-	-	427
Recovery	-	(55,095)	(1)	(55,096)
Write off resource property	-	(3,320)	-	(3,320)
Balance, November 30, 2001	$ 1,452,407	$ -	$ -	$ 1,452,407

a) Argentina

On September 29, 2000, the Company submitted a bid to the Secretariat of Energy of the Republic of Argentina to acquire certain oil and gas rights in the Cuyana Basin of central Argentina. On March 21, 2001, the Secretariat of Energy of the Republic of Argentina approved the Company's bid to acquire a 100% interest in the oil and gas exploration rights for exploration block #CC&B-9 (the Santa Rosa Property), covering 7,694 square kilometers in the Cuyana basin in the Province of Mendoza in central Argentina. These rights are for a period of 25 years and give Oromin the right to carry out production on the Santa Rosa Property should commercial quantities of hydrocarbons be discovered. The Company, upon the successful bid, agreed to spend US$600,000 by March 20, 2003 on exploration as a performance guarantee on the property obtained.

Oromin continues its evaluation of other prospective hydrocarbon exploration blocks along with its joint venture partner, Fresco Developments Ltd. (Fresco). Oromin and Fresco have formed a joint venture to acquire, explore and develop oil and gas interests in the Republic of Argentina, with the exception of the Santa Rosa Property, which does not form part of the joint venture. This contractual arrangement is accounted for as jointly controlled operations, whereby each venturer uses its own assets for the purpose of the joint venture activities.

b) Oklahoma

On May 3, 2000, the Company entered into an agreement with Canok International Inc. ("Canok") to acquire an interest in three oil and gas leases covering land in Creek County, Oklahoma. This agreement was amended on May 25, 2001. Under the terms of the amended agreement, the Company must pay U.S. $40,000 in cash (Cdn. $21,409 paid) and issue 200,000 shares at a price of $0.25 per share or U.S. $35,000. In addition, the Company must fund rehabilitation costs and utilization costs estimated at U.S. $71,667 (Cdn. $31,988 paid).

During the period ended November 30, 2001, Oromin agreed to terminate it's agreement with Canok who reimbursed Oromin for direct expenditures of U.S. $35,896.

c) Voisey's Bay, Labrador

The Company has sold its interest in the mineral claims that form mineral licences 1457M and 1084M located in Voisey's Bay, Labrador. The Company received 25,000 common shares of Donner Minerals Ltd. recorded at $0.12 per share as consideration for the claim resulting in a gain on sale of mineral claims of $2,999.

4. Capital Stock

Authorized – 100,000,000 common shares without par value

Issued and outstanding

	Number of Shares	Amount
Balance, February 28, 2001	8,127,863	$ 9,262,077
Issuance of bonus shares	2,100,000	299,200
Exercise of "A" warrants	150,000	30,000
Exercise of warrants	1,304,500	313,080
Balance, November 30, 2001	11,682,363	$ 9,904,357

a) During the period ended November 30, 2001, the Company issued 2,100,000 shares to the president of the Company as consideration for the related party loan provided to the company. These shares were recorded at a fair value of $299,200 which has been deferred and included in interest and loan costs within resource properties.

b) During the period ended November 30, 2001, the Company granted incentive stock options entitling the purchase of up to 270,000 of its common shares at a price of $0.20 per share at any time up to and including July 4, 2006.

5. Related Party Transactions

a) During the nine months ended November 30, 2001, the Company incurred professional fees of $83,726 (2000 – $81,238) with companies related by directors in common and with a former officer.

b) As at November 30, 2001, accounts payable includes $42,258 due to a Company related by directors in common.

6. Segmented Information

The Company has one operating segment, the identification and exploration of mineral and petroleum resource properties. As at November 30, 2001, all fixed assets were held in Canada and resource properties in Argentina.

7. Supplemental Cash Flow Information

During the period ended November 30, 2001:

a) 2,100,000 common shares, recorded at $299,200, were issued as consideration for the related party loan. The $299,200 has been deferred and included in interest and loan costs within resource properties.

b) Mineral claims were sold in exchange for marketable securities valued at $3,000.

8. Subsequent Events

On November 14, 2001, the Company agreed, subject to regulatory, shareholder and court approvals, to amalgamate with Fresco to form one company to pursue oil and gas exploration opportunities in Argentina. Oromin and Fresco are presently associated as a joint venture to acquire, explore and develop oil and gas interests in Argentina (note 4(a)).

Under the terms of the proposed amalgamation, shareholders of the Company will receive one share in the amalgamated company for each share held and Fresco shareholders will receive one share in the amalgamated company for every two Fresco shares. The amalgamation would be accounted for as a purchase of Fresco by the Company.

OROMIN EXPLORATIONS LTD.

SCHEDULE B

SUPPLEMENTARY INFORMATION

Oromin Explorations Ltd.

As at November 30, 2001
(Unaudited, prepared by Management)

SUPPLEMENTARY INFORMATION

1. **(a) Breakdown of Deferred Costs:**

   See Note 3 incorporated into Schedule A – Notes to Financial Statements

   (b) Breakdown of Accounting and audit:

Accounting services	$ 675
Amalgamation	5,000
Audit	21,138
US Registration filing	9,600
	$ 36,413

   (c) Breakdown of Legal:

Amalgamation	$ 6,932
General & corporate	4,399
US Registration filing	32,486
	$ 43,817

   (d) Breakdown of Office and rent:

Communications	$ 1,346
Office	6,032
Rent	23,467
Subscriptions and dues	520
	$ 31,365

   (e) Breakdown of Public Relations and Travel:

Faxes	$ 225
Investor relations consultant	15,035
Travel	3,204
Web site	5,600
	$ 24,064

2. **Expenditures made to non-arm's length parties:**

   See Note 5 incorporated into Schedule A – Notes to Financial Statements.

Oromin Explorations Ltd.

As at November 30, 2001
(Unaudited, prepared by Management)

3. (a) Securities issued during the period:

The following securities were issued during the nine-month period ended November 30, 2001:

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission Paid
April 17, 2001	Common Shares	Bonus Shares	590,000	$0.20	Nil	Nil	Nil
May 16, 2001	Common Shares	Exercise of "A" Warrants	150,000	$0.20	$30,000	Cash	Nil
May 17, 2001	Common Shares	Exercise of Warrants	1,304,500	$0.24	$313,080	Cash	Nil
September 21, 2001	Common Shares	Bonus Shares	1,510,000	$0.12	Nil	Nil	Nil

(b) Options granted during the period:

The following options were granted during the nine-month period ended November 30, 2001:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date
July 4, 2001	50,000	Director	Chet Idziszek	$0.20	July 4, 2006
July 4, 2001	25,000	Director	Jeff Cocks	$0.20	July 4, 2006
July 4, 2001	100,000	Director	Norman Haimila	$0.20	July 4, 2006
July 4, 2001	30,000	Director	James G. Stewart	$0.20	July 4, 2006
July 4, 2001	30,000	Employee	Max Fugman	$0.20	July 4, 2006
July 4, 2001	25,000	Employee	David Scott	$0.20	July 4, 2006
July 4, 2001	10,000	Employee	Sandra Hjerpe	$0.20	July 4, 2006

4. (a) Authorized and issued share capital at November 30, 2001:

Class	Par Value	Authorized	Issued Number	Issued Amount
Common	N.P.V.	100,000,000	11,682,363	$9,904,357

(b) Summary of options and warrants outstanding at November 30, 2001:

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	160,000	$0.20	June 1, 2004
Options	15,000	$0.20	May 29, 2002
Options	489,000	$0.20	September 28, 2005
Options	50,000	$0.20	May 29, 2002
Options	270,000	$0.20	July 4, 2006
"A" Warrants	1,500,000	$0.23	August 8, 2002
"A" Warrants	4,700,000 (2 warrants to purchase 1 share)	$0.23	September 21, 2002
Agents Warrants	500,000	$0.23	September 21, 2002

(c) Shares in escrow or subject to pooling restrictions as at November 30, 2001

	Number of Shares
Escrow	74,998

5. List of Directors and Officers as at January 24, 2002:

Name	Position
Chet Idziszek	Director and President
James G. Stewart	Secretary
Jeffrey Cocks	Director
Norman Haimila	Director – appointed July 3, 2001

OROMIN EXPLORATIONS LTD.

SCHEDULE C

MANAGEMENT DISCUSSIONS

OROMIN EXPLORATIONS LTD.

(the "Company")

MANAGEMENT DISCUSSION FOR THE NINE MONTHS ENDED NOVEMBER 30, 2001

The Company carries out exploration and development of natural resource properties with the objective of locating and developing resources which can be commercially exploited. During the nine month period ended November 30, 2001, the Company rescinded the agreement to acquire interests in certain oil and gas leases located in the State of Oklahoma and was repaid all amounts previously advanced to Vendor thereunder. During the nine month period ended November 30, 2001, the Company's bid to acquire the exploration rights over the Santa Rosa Property, an area of 7,694 kilometres in the Province of Mendoza, Republic of Argentina, was approved by the Government of Argentina. These rights are for a period of 25 years and give the Company the right to begin production operations for the Santa Rosa Property should its exploration result in the discovery of commercial quantities of hydrocarbons. Since the Company's bid was approved, the Company has been working to obtain all necessary permits required to begin exploration of the Santa Rosa Property.

OPERATIONS AND FINANCIAL CONDITION

At November 30, 2001, the Company had total assets of $4,167,325 as compared with $3,759,064 at February 28, 2001. This increase is due principally to the issuance of bonus shares attributable to the Santa Rosa property having a deemed value of $299,200 which is included in resource properties. Working capital at November 30, 2001 decreased to $173,910 from working capital of $573,909 at February 28, 2001. The Company's largest cash outflow in the nine month period ended November 30, 2001 was as a result of investments in resource properties of $556,588. During the nine month period ended November 30, 2000, the Company's largest cash outflow resulted from investments in resource properties of $229,811.

During the nine month period ended November 30, 2001, the Company recorded interest income of $73,664, a foreign exchange gain of $16,031, a write-off of resource property of $3,320 and a gain on the sale of mineral claims of $2,999. During the nine month period ended November 30, 2000, the Company recorded interest income of $15,055 and a foreign exchange gain of $23,951.

Expenses for the nine month period ended November 30, 2001 were $171,380, up from $151,244 for the nine month period ended November 30, 2000 due principally to increased accounting and audit costs and travel and public relations costs. During the nine month period ended November 30, 2001, accounting and audit costs were $36,413, up from $4,150 during the nine month period ended November 30, 2000 as a result of costs associated with the Company's Argentine subsidiary and U.S. registration.

During the nine month period ended November 30, 2001, the Company paid a total of $83,726 to parties not at arm's length to the Company. These payments were comprised of professional fees paid to companies related by directors in common with the Company and a former officer of the Company. During the same period, the Company accrued payables of $42,258 due to a company with directors and officers in common with the Company.

The net loss for the nine month period ended November 30, 2001 was $82,006 or $0.01 per share as compared with a net loss for the nine month period ended November 30, 2000 of $112,238, or $0.02 per share.

CAPITAL STOCK

During the period, the Company issued 150,000 common shares at a price of $0.20 per share pursuant to the exercise of warrants to generate net proceeds of $30,000 and 1,304,500 common shares at a price of $0.24 per share pursuant to the exercise of warrants to generate net proceeds of $313,080. The Company also issued 2,100,000 shares to the President of the Company as a bonus pursuant to a loan made in a previous period which was used by the Company to make a capital contribution to its Argentine subsidiary, Exploraciones Oromin S.A., in order to permit Exploraciones Oromin S.A. to qualify as a bidder for the Santa Rosa Property.

During the nine month period ended November 30, 2000, the Company issued 2,500,000 units at $0.20 per unit to generate gross proceeds of $500,000. Each unit was comprised of one common share of the Company and two Series "A" share purchase warrants entitling the purchase of one additional common share of the Company at a price of $0.23 per share until September 21, 2002. As consideration for acting as the Company's agent in respect of this offering, Canaccord Capital Corporation received a cash commission of 8% of the gross proceeds and agent's warrants entitling the purchase of up to 500,000 shares of the Company at a price of $0.23 per share until September 21, 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Company's exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There is no assurance that such financing can be obtained by the Company and the failure to obtain such financing will result in the curtailment of exploration activities until such financing is obtained. The Company may require additional financing during the upcoming fiscal year to maintain its previous pace of exploration. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, event or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of exploration of the Santa Rosa Property.